
Bionomics
Limited

RECEIVED
2005 JUL -5 P 2:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05009444

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

Per: Jill Mashado
Company Secretary

7/5

82-34682


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
22 JUNE 2005

BIONOMICS PRESENTS NEW DATA ON BNO69 CANCER TARGET AT BIO2005 CONFERENCE

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) today announced that its Vice President of Cancer Research, Dr Gabriel Kremmidiotis, will present data on Bionomics' proprietary angiogenesis targets at an invited presentation at the BIO2005 Conference in Philadelphia, USA.

Dr Kremmidiotis will present new data which indicate that antibodies against BNO69 may be used to distinguish between malignant and benign breast cancers. This is further support of the value of BNO69, a gene discovered by Bionomics, as a target for cancer treatments, and also as a diagnostic marker.

Dr Kremmidiotis's presentation will be presented in a session entitled "RNAi for Target Discovery and Validation" in the Drug Discovery and Development track at BIO2005. The data was generated as part of Bionomics' ongoing collaboration with Louisiana State University Health Sciences Centre.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA; US OTC:BMICY) discovers and develops innovative therapeutics, working with partners to maximise wealth for shareholders. The Company leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics aims to generate exponential growth both organically and through acquisition. It has recently acquired the European contract research organization, Neurofit and, subject to shareholder approval, the Australian drug development company, Iliad Chemicals.

For more information about Bionomics, visit www.bionomics.com.au

82-34682

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Neurofit, Bionomics' drug discovery programs and diagnostic products are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.